

Mail Stop 3720

September 28, 2006

<u>Via U.S. Mail and Fax (951.699.4062)</u>
Mr. William A. Owen
Chief Financial Officer and Controller
Outdoor Channel Holdings, Inc.
43445 Business Park Drive, Suite 113
Temecula, CA 92590

> RE: Outdoor Channel Holdings, Inc.
>   Form 10-K for the fiscal year ended December 31, 2005
>   Filed March 10, 2006
>
>   Form 10-Q for the quarterly period ended March 31, 2006
>
>   File No. 0-17287

Dear Mr. Owen:

　　　We have reviewed your supplemental response letter dated August 17, 2006 as well as the above referenced filings and have the following comments. As noted in our comment letter dated August 3, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

<u>Revenue Recognition, page 50</u>

1.   We refer to your response to prior comment 50. We note that your revenue from these memberships was approximately $1.1 million for 2005. Provide us with the related costs and margins from these memberships for each of the years ended December 31, 2005, 2004 and 2003. Also tell us whether any of the amounts are refundable.

<u>Note 3 – Acquisition of Minority Interest in The Outdoor Channel, Inc., page 54</u>

2.   Please refer to prior comment 5. We note that in your experience with MSOs that none of your contracts have ever been cancelled, however, we believe a number of factors in paragraph 11 of SFAS 142 would lead us to conclude an indefinite life classification is not appropriate. Specifically:

- Tell us how you comply with paragraphs 11(d) with regard to renewals and amendments to the MSO agreements you acquired, and if you have had any material modifications to these agreements to date.

- Tell us in detail about the terms and conditions that have been modified in agreements that you have renewed or modified in the ordinary course of business. In addition, for the agreements that are in the process of renewal, describe in detail the items modifying the original terms and conditions. For instance, you should describe any changes such as revenue benchmarks, concession of rate incentives, cancellation of fee and margin split agreements.

- Tell us how you considered paragraph 11(e), specifically the effects of demand, competition and other economic factors within the cable industry, in reaching your conclusion.

In determining the useful life of the agreements, we believe you should use the period of time the agreements are expected to remain in place, assuming renewals, without material modifications to the original terms and conditions.

3.   We note that your relationship with one MSO continued for more than 4 years after expiration. Tell us whether this relationship still exists.

4.   We note your statement that the manner in which the MSO carries your programming may change. Describe in detail the nature of the changes that can be made.

Note 13 – Segment Information, page 66

5.   We note your response to prior comment 9 and the fact that you do not allocate goodwill to your reportable segments. Note that paragraph 45 of SFAS 142 states that "entities that report segment information…shall provide…information about goodwill in total and for each reportable segment." We further note from your response to prior comment 10 that your goodwill is allocated to your TOC reportable segment. Please revise.

6.   We note your response to prior comment 10. Since your other intangible assets are also assigned to the TOC reporting unit, it is unclear why such intangibles are not included in the TOC segment's Total Assets. Please advise.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your response letter via EDGAR. You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Kyle Moffatt, Branch Chief Accountant, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

/s/ Kyle Moffatt for

Larry Spirgel
Assistant Director